PROSPECTUS
                                               FREDERICK BREWING CO.
                                         2,388,755 Shares of Common Stock
                                                ($.00004 par value)

      The estimated 2,388,755 shares (the "Shares") of Common Stock, par value $.00004 per share (the "Common Stock") of Frederick Brewing Co., a Maryland corporation (the "Company") are being offered by the selling stockholders (the "Selling Stockholders") and include 251,660 shares issuable upon conversion of $924,000 in principal amount of 8% Cumulative Convertible Preferred Stock, Series A (the "Series A Preferred"), an estimated 1,298,700 shares issuable upon conversion of $3,750,000 in principal amount of Series B Convertible Preferred Stock (the "Series B Preferred"), 782,145 shares issuable upon exercise of warrants and options, and 56,250 shares currently outstanding. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Selling Stockholders." The expenses of the offering, estimated at $20,000, will be paid by the Company.

      The Common Stock currently trades on NASDAQ under the symbol "BLUE" On May 2, 1997, the last sale price of the Common Stock as reported on NASDAQ was $4.125 per share.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
             COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                     REPRESENTATION TO THE CONTRARY IS A
                             CRIMINAL OFFENSE.

                PURCHASE OF THESE SECURITIES INVOLVES RISKS.  See Risk Factors.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
























                                    The date of this Prospectus is May 2, 1997

      No person has been authorized in connection with this offering to give any information or to make any representation other than as contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities covered by this Prospectus in any state or other jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such state or jurisdiction. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                                              ADDITIONAL INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, as well as proxy statements and other information filed by the Company with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its Regional Offices located at 7 World Trade Center, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549, during regular business hours. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers such as the Company that file electronically with the Commission at http.//www.sec.gov.

      This Prospectus incorporates by reference the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, and the description of securities included in the Company's Registration Statement on Form 8-A, File No. 0-27800, and all other documents subsequently filed by the Company pursuant to Section 13(a), 13(c) or 14 of the Exchange Act prior to the termination of the offering made hereby. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference. The Company will provide, without charge upon oral or written request of any person, a copy of any information incorporated by reference herein. Such request should be directed to the Company at 4607 Wedgewood Boulevard, Frederick, Maryland 21703, telephone (301) 694-7899.

                                                  INDEMNIFICATION

      Pursuant to the Company's Articles of Incorporation, as amended, the Company may indemnify each of its directors and officers with respect to all liability and loss suffered and reasonable expense incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was a director of the Company. In addition, the Company may pay the reasonable expenses of indemnified directors and officers incurred in defending such proceedings if the indemnified party agrees to repay all amounts advanced should it be ultimately determined that such person is not entitled to indemnification.

      In addition, as permitted by the Maryland General Corporation Law, the Company's Articles of Incorporation provides that the Company's directors will not be held personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the Maryland General Corporation Law. This provision does not eliminate the duty of care, and injunctive or other forms of non-monetary equitable relief will remain available under Maryland law. In addition, each director continues to be liable for monetary damages for (i) misappropriation of any corporate opportunity in violation of the director's duties, (ii) acts or omissions in bad faith or involving intentional dishonesty, (iii) knowing violations of law, and (iv) any transaction from which a director derives an improper personal benefit. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws of state or federal environmental laws.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                                PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the information appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety.

                                                    The Company

         The Company's principal executive offices are located at 4607 Wedgewood Boulevard, Frederick, Maryland 21703. Its telephone number is (301) 694-7899 and its fax number is (301) 694-2971.

                                                   The Offering

Securities Offered:......................................
 An estimated 2,388,755 shares of Common Stock,
 $.00004 par value per share, including 251,660 shares issuable upon conversion of 1,848 shares of Series A
 Preferred, an estimated 1,298,700 shares issuable upon conversion of 3,750 shares of Series B Preferred Stock at a conversion price per share of Preferred Stock equal to $1,000 divided by 70% of the average closing bid price of the Common Stock on the five trading days prior to conversion, 782,145 shares issuable upon exercise of warrants and options, and 56,250 shares currently outstanding.

Common Stock Outstanding(1) Before Offering:.............  1,954,876(1) shares

Common Stock Outstanding After Offering:.................  4,343,631(1) shares

NASDAQ symbol............................................  BLUE

(1) Based on shares outstanding as of March 31, 1997. The 56,250 shares offered which are already outstanding were issued subsequent to March 31, 1997. The number of shares issuable on conversion of the Series B Preferred Stock is based upon a conversion price of $2.8875, which is 70% of $4.125.

                                                   Risk Factors

         Investment in the Shares offered hereby involves a high degree of risk, including the limited operating history of the Company and competition. Investors should carefully consider the various risk factors before investing in the Shares. This Prospectus contains forward looking statements which may involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors." See "Risk Factors."

                                                   RISK FACTORS

         The shares of Common Stock offered hereby are highly speculative and involve a high degree of risk. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby. The discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

         Limited Operating History; Past and Possible Future Operating Losses. The Company was founded in March 1992 and has operated at a loss for each year since such date. As of December 31, 1996 the cumulative loss since inception was $3,088,109. The Company's limited operating history makes the prediction of future sales and operating results difficult. Accordingly, although the Company has experienced sales growth, such growth should not be considered indicative of future sales growth, if any, or of future operating results. There can be no assurance that the Company's sales will grow or be sustained in future periods or that the Company will become or remain profitable in any future period. Due to the expenses involved in the expansion of the Company's operations in connection with the completion of the new brewery (including increased overhead, depreciation, marketing and salaries and its plan to increase production to 50,000 barrels per year), the Company does not expect to operate profitably for approximately 12 to 24 months after the closing of its initial public offering of Common Stock which occurred in March 1996.

         Lack of Liquidity; Inadequate Working Capital; Default in Financial Covenants. The Company has, in the last twelve months spent a significant amount of working capital on machinery and equipment and on salaries and benefits and advertising, all in connection with the completion of the Company's new brewery, the expansion of its brewing capacity and its attempts to increase demand for its products. In addition, growth in sales has not been sufficient to fund such expenditures. As a consequence thereof, the Company has been required to obtain, by the sale of the Series A Preferred and Series B Preferred, additional working capital for the hiring and training of administrative and sales personnel and the payment of certain promotional, marketing and advertising expenses in connection with the commencement of full production at the new brewery which occurred in March 1997.

         In connection with the construction of the new brewery and the purchase of brewing and other equipment, MEDCO issued $4.5 million in taxable economic development bonds on July 19, 1996, including $1.5 million borrowed by the Company to purchase brewery equipment for the new brewery (the "FBC Facility") and $3.0 million loaned to a partnership controlled by affiliates of the Company to construct the brewery (the "Blue II Facility"), and the Company borrowed an additional $976,000 from Signet Bank in a Bridge Loan (which it expects to refinance with an SBA loan in April 1997). On January 22, 1997, Signet declared the Bridge Loan in default and on February 3, 1997 advised the Company that it was in default with respect to the FBC Facility. The primary causes of these alleged defaults were (a) cost overruns of $340,000, in the construction of the new brewery; and (b) a $250,000 deficiency between the amount of the FBC Facility and the cost of the new equipment. On February 27, 1997 the Company entered into two Forbearance Agreements with Signet. The terms of the Forbearance Agreement with respect to the Blue II Facility were complied with (including by the issuance of 630 shares of Series A Preferred to the general contractor of the brewery building) and all defaults were cured by March 27, 1997; the Forbearance Agreement with respect to the FBC facility required that the Company maintain Eligible Accounts Receivable (as defined) of not less than $100,000 until March 31, 1997 and $200,000 thereafter, tested twice monthly; and required the personal guaranty of the Chief Executive Officer and the President. Furthermore, the FBC Facility and the Blue II Facility imposed additional restrictive covenants which the Company did not comply with as of December 31, 1996 and for which it has obtained a waiver from Signet. There can be no assurance that the Company will not incur additional defaults under the Bridge Loan, the Blue II Facility, or the FBC Facility. If such defaults occur and are not waived by Signet, it would have a material adverse effect upon the Company.

         Possible Need for Additional Financing. The Company has received an approval from an SBA development company for a $1,000,000 SBA loan, subject to final SBA approval, to refinance the $969,000 Signet Bridge Loan. Although the Company expects that the loan will close in April 1997, there can be no assurance that such SBA loan will close, will close pursuant to the terms of the approval, will close in a timely fashion, or that the terms of the approvals will not be altered or revised. In addition, the Company intends to continue to expend funds to increase its market share in the states where its products are currently being sold and, possibly, in other states in the future. The failure of the SBA loan to close as planned and/or the additional marketing costs may require additional funds not currently available to the Company. Accordingly, the Company may require additional debt or equity financing for these or other general corporate purposes. There can be no assurance that the Company will be able to obtain additional debt or equity financing on terms favorable to the Company, or at all, or if obtained, there can be no assurance that such debt or equity financing will be sufficient for the financing needs of the Company.

         Heavy Dependence on Wholesale Distributors. The Company distributes its products only through independent wholesale distributors for resale to retailers such as liquor and wine and beer stores, restaurants, taverns, pubs, bars and sporting arenas. Accordingly, the Company is dependent upon these wholesale distributors to sell the Company's beers and to assist the Company in creating demand for, and promoting market acceptance of, the Company's products and providing adequate service to its retail customers. There can be no assurance that the Company's wholesale distributors will devote the resources necessary to provide effective sales and promotion support to the Company.

         Dependence on Major Customers. Sales to The Kronheim Co., Inc., Baltimore, Maryland ("Kronheim"), the Company's largest wholesale distributor, represented 50.6%, 35.7% and 56.5% of the Company's revenues in 1996, 1995 and 1994. Sales to all other wholesale distributors represented 49.4%, 64.3% and 43.5% of the Company's revenues in 1996, 1995 and 1994. (The 1994 percentages for sales to other wholesale distributors include beer sold directly to retailers by the Company.) The Company expects sales to its largest wholesale distributor to continue to represent a significant portion of its sales in the near term. The Company believes that its future growth and success will continue to depend in large part upon the significant wholesale distributor, but such dependence should decrease as the Company expands its market area.

         No Assurance of Continued Wholesale Distributor Support. If Kronheim or any other significant wholesale distributor were to discontinue selling, or decrease the level of orders for, the Company's products, the Company's business would be adversely affected in the areas serviced by such wholesale distributors until the Company retained replacements. There can be no assurance however that the Company would be able to replace a significant wholesale distributor in a timely manner or at all in the event it were to discontinue selling the Company's products. In addition, there is always a risk that the Company's wholesale distributors will give higher priority to the products of other beverage companies, including products directly competitive to the Company's beers, thus reducing their efforts to sell the Company's products. The risk is exacerbated by the fact that many of the Company's wholesale distributors (not including Kronheim) are reliant on the beers of one of the major domestic beer producers for a large percentage of their revenues and, therefore, may be influenced by such producer. The Company's distributors are not contractually committed to make future purchases and therefore could discontinue carrying the Company's products in favor of a competitor's product or another beverage at any time or for any reason.

         If any of the Company's significant wholesale distributors were to experience financial difficulties, or otherwise become unable or unwilling to promote or sell the Company's products, the Company's results of operations would be adversely affected. Many of the Company's distribution agreements (other than its agreement with Kronheim which does not specify such a date) permit their termination upon 90 days' prior notice. The Company's ability to terminate poorly performing distributors may be hindered by laws that restrict the Company's right to terminate the services of its wholesale distributors. There can be no assurance that the Company will be able to attract reliable, effective new distributors in markets it will enter as a result of its planned geographic expansion or that the Company's business will not be adversely affected by the loss or declining performance of any of its current or future wholesale distributors.

         Intense and Increasing Competition. The Company competes in the specialty or craft beer segment of the domestic beer market. The principal competitive factors affecting the market for the Company's beers include product quality and taste, distribution capabilities, brand recognition, packaging and price. There can be no assurance that the Company will be able to compete successfully against current and future competitors based on these and other factors. The Company competes with a variety of domestic and international brewers, many of whom have substantially greater financial, production, distribution and marketing resources and have achieved a higher level of brand recognition than the Company.

         The Company anticipates increased competition in the specialty beer segment from the major domestic brewers such as Anheuser-Busch Companies, Inc. ("Anheuser-Busch"), Miller Brewing Co. ("Miller") and Adolph Coors Co. ("Coors"), each of whom has introduced and is marketing fuller flavored beers designed to compete directly in the specialty beer segment. These large domestic brewers dominate the overall domestic beer market and the Company expects that certain of these companies, with their superior financial resources and established distribution networks, will continue to seek further participation in the specialty beer segment through the acquisition of equity positions in, or the formation of distribution alliances with, smaller craft brewers (such as Anheuser-Busch's equity position in, and distribution agreement with, Redhook Ale Brewery,
 Incorporated).

         The Company also faces and will face increasing competition from import specialty beer companies such as Heineken N.V., Bass PLC and Guinness PLC and existing domestic specialty and contract brewers such as The Boston Beer Company, Inc., Pete's Brewing Co., Redhook Ale Brewery, Incorporated, Sierra Nevada Brewing Co. and Anchor Brewing Co., as well as the regional specialty brewers and local microbreweries in the markets where the Company distributes its beers. Recent growth in the sales of specialty beers is expected to result in increased competition in the segment, including a continuing proliferation of microbrewers and efforts by micro and regional brewers to expand their production capacity, marketing expenditures and geographical distribution areas. Increased competition could result in price reductions, reduced profit margins and loss of market share, all of which would have a material adverse effect on the Company's financial condition and results of operations.

         The Company's products also compete generally with other alcoholic beverages, including products offered in other segments of the beer industry and low-or-no-alcohol products. The Company competes with other beer and beverage companies not only for consumer acceptance and loyalty but also for shelf and tap space in retail establishments and for marketing focus by the Company's wholesale distributors and their customers, all of which also distribute and sell other beers and alcoholic beverage products. Finally, there can be no assurance that the recent growth in consumer demand for craft beers will continue, or even if such growth continues, that consumers will choose the Company's beers.

         Potential Fluctuations in Quarterly Results. The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as fixed and semi-variable operating costs during periods when the Company's brewery is producing below maximum designed production capacity, professional fees and expenses relating to the Company's planned expansion, increased competition, fluctuations in the price of ingredients or packaging materials, seasonality of sales of the Company's beers, general economic factors, trends in consumer preferences, regulatory developments, including changes in excise and other tax rates, changes in the sales mix between kegs and bottles, changes in average selling prices or market acceptance of the Company's beers, increases in packaging and marketing costs associated with initial production of new products and variations in shipping and transportation costs.

         The Company's operating results may be significantly impacted in the future by, among other things, the timing of the construction of the new brewery and the costs attendant to the commencement of production there, the timing of new product announcements by the Company or its competitors, the impact of increasing average federal and state excise tax as sales volume increases, the timing of new advertising and promotional campaigns by the Company and other expansion activities engaged in by the Company. The Company's expense levels are based, in part, on its expectations of future sales levels. If sales levels are below expectations, operating results are likely to be materially adversely affected, In particular, because the Company operates its own production facility, a significant portion of its overhead is fixed and cannot be reduced for short-term adjustments such as sales below management's expectations, and an excess of production capacity could therefore have a significant negative impact on the Company's operating results. However, the Company has historically operated with little or no backlog. The absence of backlog increases the difficulty of predicting sales and operating results. In addition, the Company's decision to undertake a significant media advertising campaign in 1997 could substantially increase the Company's expenses in a particular quarter, while any increase in sales from such advertising may be realized in subsequent periods.

         Based upon the risks of potential fluctuations in quarterly results discussed above and seasonality and the unpredictability of demand, discussed below, the Company believes that quarterly sales and operating results are likely to vary significantly in the future and that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Further, it is possible that in some future quarter the Company's revenues or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected.

         Sales Fluctuations Due to Seasonality. The Company's wholesale distributors have historically experienced higher sales in the second and fourth quarters of the calendar year due to increased consumption of the Company's beers during periods of warmer weather and from Halloween through New Year's Day. Although the Company has not yet experienced sale fluctuations due to seasonality because the Company has continued to expand its wholesale distribution network over the past three years, fluctuations in the Company's sales due to seasonality may become evident in the future as the Company's sales increase.

         No Assurance of Geographic Expansion. While the Company has recently expanded in distribution network in Virginia, Pennsylvania, New Jersey and Delaware, sales in Maryland accounted for over 62.8% of the Company's sales in 1996. The Company has only recently identified and appointed distributors and established distribution in Virginia, Pennsylvania, New Jersey and Delaware. The Company's continued growth depends upon its ability to expand sales in these and other new regions. There can be no assurance that the Company's efforts to expand sales in new regions will be successful or that such expansion can be accomplished on a profitable basis. The Company's timely and successful expansion of sales will depend on a number of factors, including competition, the continue promotion and sale of the Company's products by suitable local wholesale distributors, the retention of skilled sales and other personnel, the ability to adapt management and other operational systems to accommodate increased volume, the success of advertising and promotion campaigns, and other factors, some of which are beyond the control of teh Company. Furthermore, consumer tastes vary by region and there can be no assurance that consumers located in new geographic regions will be receptive to the Company's beers. The Company believes that consumer demand for its products is greater in certain areas than others due to demographic, economic and other factors. The Company's efforts to increase sales by further penetrating market areas may be limited by such factors. The inability of the Company to expand sales in a timely manner would have a material adverse effect on the Company's operating results and financial condition.

         Limited Product Line. The sale of a limited number of styles of beers has accounted for substantially all of the Company's revenues since inception. The Company currently offers five styles of beer year-around and usually one seasonal brew during any part of the year, and believes that the sale of these beers will continue to account for a significant portion of the Company's sales for the foreseeable future. Therefore, the Company's future operating results, particularly in the near term, are significantly dependent upon the continued market acceptance of these products. There can be no assurance that the Company's beers will continue to achieve market acceptance. A decline in the demand for any of the Company's beers as a result of competition, changes in consumer tastes and preferences, government regulation or other factors would have a material adverse effect on the Company's operating results and financial condition. In addition, there can be no assurance that the Company will be successful in developing, introducing and marketing additional new beers that will sustain sales growth in the future.

         No Assurance of Future Ability to Satisfy Changing Consumer Preferences. The craft beet market is highly competitive and characterized by changing consumer preferences and continuous introduction of new products. The Company intends to introduce new products from time to time to maintain wholesale distributor and retailer interest and appeal to varying consumer preferences and to create consumer demand. The Company believes that its future growth will depend, in part, on its ability to anticipate changes in consumer preferences or to create consumer demand and develop and introduce, in a timely manner, new beers that adequately address such changes. There can be no assurance that the Company will be successful in developing, introducing and marketing new products on a timely basis. If the Company is unable to introduce new products or if the Company's new products are not successful, the Company's sales may be adversely affected as customers seek competitive products. In addition, the introduction of new products by the Company could result in reduction of sales of the Company's existing beers, requiring the Company to manage carefully product introductions in order to minimize disruption in sales of existing products. There can be no assurance that the introduction of new product offering by the Company will not cause wholesale distributors, retailers and consumers to reduce purchases or consumption of existing Company products. Such reduction of purchases or consumption could have a material adverse effect on the Company's operating results and financial condition.

         No Assurance of Future Consumer Demand for Craft Beer. The craft beer segment of the domestic beer market has grown dramatically over the past decade. The Company believes that one factor in such growth has been consumer demand for more flavorful beers offered in a wider variety of styles. No assurance can be given, however, that consumer demand for craft beers will continue in the future. The Company's success also depends upon a number of factors related to the level of discretionary consumer spending, including the general state of the economy, federal and state tax laws and consumer confidence in future economic conditions. Changes in consumer spending can affect both the quantity and the price of the Company's products and may therefore affect the Company's operating results. For example, reduced consumer confidence and spending may result in reduced demand for the Company's products, limitations on its ability to increase or maintain prices and increases in required levels of selling, advertising and promotional expenses.

         No Assurance of Future Satisfaction of Demand. The production schedule for the Company's beers is based on forecasts of the Company's sales in general and the rate of sales of each of the Company's styles of beer. The Company currently has the flexibility to modify short-term production schedules and is currently able, on a short-term basis, to satisfy fully most changes in demand for its product. The ability of the Company to estimate demand may be less precise during periods of rapid growth or with respect to new products. The failure of the Company to accurately forecast its sales could lead to inventory shortages or surpluses that could adversely affect results of operations and lead to further fluctuations in quarterly operating results.

         Dependence on Certain Suppliers. The Company purchases from, and is dependent upon, its suppliers for certain agricultural ingredients and packaging materials used in the Company's products. Although to date the Company has been able to obtain adequate supplies of these ingredients and materials in a timely manner from existing sources and has changed suppliers from time to time with minimal disruption, if the Company were unable to obtain sufficient quantities of ingredients and materials, delays or reductions in product shipments could occur which would have a material adverse effect on the Company's financial condition and results of operations. To date, the Company has not experienced material difficulties in obtaining timely delivery from its suppliers. Although the Company believes that there are alternative sources available for its raw materials, there can be no assurance that the Company will be able to acquire these products from other sources on a timely or cost-effective basis if current suppliers are unable to supply them. In 1996, the Company experienced a significant increase in the price of its ingredients and packaging materials. Except for suppliers who provide glass bottles and corrugated cardboard cartons, the Company does not have long-term purchase contracts with its suppliers. The loss of a material supplier could materially adversely affect the Company's results of operations and financial condition if there were a delay in shipments from the alternative suppliers.

         As with most agricultural products, the supply and price of raw materials used to product the Company's beers can be affected by a number of factors beyond the control of the Company such as frosts, droughts, other weather conditions, economic factors affecting growing decisions, various plant diseases and pests. To the extent that any of the foregoing affects the ingredients used to produce the Company's beers, the Company's results of operations would be materially and adversely affected. In addition, the Company keeps only approximately a 30 day supply of hops and a seven day supply of malt on its premises. Moreover, its purchases are limited to pre-packaged quantities, rather than in bulk. Therefore, the Company is highly dependent upon the ability of its suppliers to deliver its ingredients in a timely fashion. Such delivery, which is by truck, is dependent upon certain factors beyond the control of the Company, including but not limited to weather and labor relations. The Company's operations are dependent upon its ability to accurately forecast its need for ingredients. Any failure by the Company to accurately forecast its requirements of raw materials could result in the Company either being unable to meet higher than anticipated demand for its products or producing excess inventory, either of which may adversely affect the Company's results of operations.

         Ability to Manage Growth. The Company has experienced rapid growth that has resulted in new and increased responsibilities for management personnel which has challenged and continues to challenge the Company's management, operating and financial systems and resources. To compete effectively and manage future growth, if any, the Company will be required to continue to implement and improve its operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage its work force. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's existing and future operations. Any failure to implement and improve the Company's operational, financial and management systems or to expand, train, motivate or manage employees could have a material adverse effect on the Company's operating results and financial condition.

         No Assurance of Ability to Protect Intellectual Property Rights. The Company considers its trademarks and pending trademarks, particularly the "Blue Ridge" brand names, proprietary beer recipes and the design of product packaging, advertising and promotional design and art work (the "Intellectual Property") to be of considerable value and critical to its business. The Company relies on a combination of trade secret, copyright and trademark laws, non-disclosure, non-competition and other arrangements to protect its proprietary rights. However, the Company has discovered that the "Blue Ridge" name has been used by other companies, some of whom directly or indirectly compete with the Company. In January 1995, the Company entered into an agreement with a contract brewer to stop that contract brewer from using the Blue Ridge name and to acquire any federal trademark rights that such brewer had to the name "Blue Ridge Lager" at a cost to the Company of approximately $7,900 (excluding legal fees and expenses). The Company applied for trademark protection on its "Blue Ridge" brands in 1994, 1995 and 1996 and there can be no assurance that trademarks will be issued by the U.S. Patent and Trademark Office. Failure to obtain trademark protection could have a material adverse effect upon the Company's results of operations and financial condition. In addition, despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or obtain and use information that the Company regards as proprietary. There can be no assurance that the steps taken by the Company to protect its proprietary information will be adequate to obtain the legal protection sought or will prevent misappropriation of such information and such protection may not preclude competitors from developing confusingly similar brand names or promotional materials or developing products with taste and other qualities similar to the Company's products.

         Risk of Third Party Claims of Patent Infringement. While the Company believes that its Intellectual Property does not infringe upon the proprietary rights of third parties, there can be no assurance that the Company will not receive future communications from third parties asserting that the Company's Intellectual Property infringes, or may infringe, upon the proprietary rights of third parties. The potential for such claims will increase as the Company increases distribution in recently entered and new geographic areas. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of management's attention, cause product distribution delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms economical or acceptable to the Company or at all. In the event of a successful claim of infringement against the Company and failure or inability of the Company to license the infringed or similar proprietary information, the Company's operating results and financial condition could be materially adversely affected.

         Dependence on Key Personnel. The Company's success depends to a significant degree upon the continuing contributions of, and on its ability to attract and retain, qualified management, sales, production and marketing personnel, particularly Kevin E. Brannon, Chairman of the Board and Chief Executive Officer, Marjorie A. McGinnis, President, Steven T. Nordahl, Vice
President - Brewing Operations and Craig J. O'Connor, Vice President - Finance and Administration. The Company entered into employment agreements with each of these officers in 1996. Prior to their employment by the Company, none of these officers had prior experience in the brewing industry or significant business experience. The competition for qualified personnel is intense and the loss of any of such persons as well as the failure to recruit additional key personnel in a timely manner, could adversely affect the Company. There can be no assurance that the Company will be able to continue to attract and retain qualified management and sales personnel for the development of its business. Failure to attract and retain key personnel could have a material adverse effect on the Company's operating results and financial condition.

         Operating Hazards; No Assurance of Adequate Insurance. The Company's operations are subject to certain hazards and liability risks faced by all brewers, such as bottle flaws or potential contamination of ingredients or products by bacteria or other external agents that may be accidentally or wrongfully introduced into products or packaging. The Company's products are not pasteurized and require careful product rotation to prevent spoilage. However, neither spoiled beer nor the bacteria introduced in the brewing process is known to be harmful to human health. The Company runs periodic diagnostic tests on all of its products to assure that they meet Company quality control guidelines and comply with federal and state regulatory requirements. While the Company has not experienced a serious contamination problem in its products, the occurrence of such a problem could result in a costly product recall and serious damage to the Company's reputation for product quality. The Company's operations are also subject to certain injury and liability risks normally associated with the operation and possible malfunction of brewing and packaging equipment. Although the Company maintains insurance against certain risks under various general liability and product liability insurance policies, there can be no assurance that the Company's insurance will be adequate.

         Government Regulation. The Company's business is highly regulated by federal, state and local laws and regulations. The Company must comply with extensive laws and regulations regarding such matters as state and regulatory approval and licensing requirements, trade and pricing practices, permitted and required labeling, advertising, promotion and marketing practices, relationships with distributors and related matters. For example, federal and state regulators require warning labels and signage on the Company's products. The Company believes that it has obtained all regulatory permits and licenses necessary to operate its business in teh states where the Company's products are currently being distributed. Failure on the part of the Company to comply with federal, state or local regulations could result in the loss or revocation or suspension of the Company's licenses, permits or approvals and accordingly could have a material adverse effect on the Company's business. In addition, changes to federal and state excise taxes on beer production, federal, state and local environmental regulations, including laws relating to packaging and waste discharge, or any other laws or regulations which affect the Company's products could have a material adverse effect on the Company's results of operations. The federal government and each of the states levy excise tax of $18.00 per barrel on every barrel of beer produced for consumption in the United States by each brewing companies with annual production of over 2,000,000 barrels. The federal excise tax for brewing companies with annual production under 2,000,000 barrels is $7.00 per barrel on all barrels up to the first 60,000 barrels produced and $18.00 per barrel for each barrel produced in excess of 60,000. Any increase in the excise tax for small brewers could have a material adverse effect on the Company's operating results and financial condition.

         Public Attitudes Toward Alcohol Consumption. In recent years, there has been an increase in the level of health-consciousness in the United States and considerable debate has occurred concerning alcohol-related social problems, such as alcoholism and drunk driving. In addition, a number of anti-alcohol groups are advocating increased governmental action on a variety of fronts unfavorable to the beer industry, including the legislation of new labeling or packaging requirements and restrictions on advertising and promotion that could adversely affect the sale of the Company's products. Restrictions on the sale and consumption of beer or increases in the retail cost of beer due to increased governmental regulations, taxes or otherwise, could materially and adversely affect the Company's financial condition and results of operations.

         Antitakeover Provisions in the Company's Corporate Documents. The Company's Board of Directors has the authority to issue to up 1,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), of the Company including the 1,848 shares of Series A Preferred and the 3,500 shares of Series B Preferred which are already outstanding and to determine the price, rights, preferences, privileges and restrictions thereof, including voting rights, without any further vote or action by the Company's stockholders. The voting and other rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Company's Board may similarly issue additional shares of Common Stock without any further vote or action by stockholders. Such an issuance could occur in the context of another public or private offering of shares of Common stock or Preferred Stock or in a situation where the Common or Preferred Stock is used to acquire the assets or stock of another company. The issuance of Common or Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plans to issue any additional shares of Common or Preferred Stock other than as described herein. See "Description of Securities."

         Moreover, the Restated and Amended Articles of Incorporation ("Articles") and Restated and Amended Bylaws ("Bylaws") of the Company contain certain provisions which, among other things, maintain a "staggered" Board of Directors, limit the personal liability of, and provide indemnification for, the directors of the Company, require that stockholders comply with certain requirements before they can nominate someone for director or submit a proposal before a meeting of stockholders, prohibit the ability of stockholders to call special meetings of stockholders, limit the ability of stockholders to act by written consent and require a supermajority vote of stockholders in the event that a "related person" (as defined) attempts to engage in a business combination with the Company.

         Potential  Volatility  of Stock  Price.  Stock  prices of many  growing consumer-product companies fluctuate widely, often for reasons that are unrelated to their actual operating performance. Announcement of new facilities or products by the Company or its competitors, regulatory developments, and economic or other external factors, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price and marketability of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's operating results and financial condition.

         Certain Related-Party Transactions. The Company has borrowed money from time to time to provide cash for operations and for other corporate purposes from its directors, stockholders and persons having business relationships with its directors. In addition, the Company leases its brewery from a company which is owned, in part, by one of the Company's directors and by other affiliated persons.

         Limitations on Liability of Management. The Company has adopted provisions in its Articles that eliminate to the fullest extent permissible under Maryland law the liability of its directors for monetary damages except to the extent that it is proved that the director actually received an improper benefit or profit in money, property or services or the director's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. While it may limit stockholder actions against the directors of the Company for various acts of misfeasance, the provision is designed to ensure that the ability of the Company's directors to exercise their best business judgment in managing the Company's affairs, subject to their continuing fiduciary duties to the Company and its stockholders, is not unreasonably impeded by exposure to potentially high personal costs or other uncertainties of litigation.

         Indemnification of Management. The Company's Articles consistent with Maryland law, provide that the Company will indemnify and advance expenses to any director, officer, employee or agent of the Company who is, or is threatened to be made, a party to any action, suit or proceeding. Such indemnification would cover the cost of attorney's fees as well as any judgment, fine or amounts paid in settlement of such action provided that the indemnified party meets certain standards of conduct necessary for indemnification under applicable law. Such indemnity may or may not be covered by officer and director liability insurance and could result in an expense to the Company even if such person is not successful in the action. This provision is designed to protect such persons against the costs of litigation which may result from his or her actions on behalf of the Company.

                                       Selected Financial and Operating Data

         The following selected financial and operating data should be read in conjunction with the Company's financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-KSB delivered concurrently with this Prospectus (the "Annual Report"). The balance sheet data and statement of operations data as of and for the years ended December 31, 1996 and 1995 are derived from financial statements of the Company that have been audited by Coopers & Lybrand L.L.P., independent accountants. The balance sheet data and statement of operations data as of and for the years ended December 31, 1994, 1993 and 1992 are derived from financial statements of the Company that are not included in the Annual Report. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report.

                                                                    Year Ended December 31,
                                              1996           1995            1994            1993          1992(1)
                                                       (In thousands, except per share and barrel data)
Statement of Operations Data:
Sales                                     $      1,872   $       1,832  $        1,186   $         106  $           --
Excise taxes                                       101              87              59               4              --
Cost of sales                                    1,744           1,253             847              89              --
Gross profit                                        27             492             280              13              --
Selling, general and
  administrative expenses                        2,041             831             470             259              22
Loss from operations                           (2,655)           (339)           (206)           (246)            (22)
Interest (expense), net                           (29)            (79)            (52)            (11)              --
Other income (expense)                                              42               5             (1)              --
Loss before income taxes                         2,625           (376)           (253)           (258)            (22)
Provision for income taxes                                        (17)            (17)              --              --
Net loss                                  $      2,625   $       (359)  $        (270)   $       (258)  $         (22)
Net loss per share                        $     (1.45)   $       (.30)  $        (.24)   $       (.29)  $        (.04)
Shares used in per share
  calculation(2)                                 1,805           1,205           1,122             887             596


Operating Data (In Barrels)(3):
Barrels sold                                    10,910          10,031           6,436             660              --
Net sales per barrel sold                 $     162.32   $      173.96  $       175.11   $      154.55  $           --
Gross profit per barrel sold                      2.47           49.05           43.51           19.70              --

                                                                      As of December 31,
                                              1996           1995            1994            1993           1992
Balance Sheet Data:
Working Capital (deficit)                 $          2   $       (199)  $         (53)   $           5  $            2
Total assets                                     4,766           1,659           1,316             723              32
Long-term debt, net of
  current portion                                1,723             303             481             315              --
Stockholders' equity                             1,823             581             394             323              26


(1)      The Company was incorporated on March 4, 1992.
(2) See Note 2 of the Notes to the Financial Statements in the Annual Report for an explanation of shares used in computing net loss per share.
(3) A barrel is equivalent to 31 gallons, two domestic kegs or 13.8 cases of twenty-four 12 ounce bottles of beer. All barrels sold data is as of the end of period.

                                           MARKET PRICE OF COMMON STOCK

         The Company's Common Stock has been listed on the Automated Quotation System of the National Association of Securities Dealers, Inc. (NASDAQ) Small-Cap Market under the symbol "BLUE" since March 11, 1996. As of May 2, 1997 the last sale price as reported on NASDAQ was $4.125.

         The following table sets forth the high and low bid prices for the Common Stock as reported on NASDAQ for each quarter since March 11, 1996, the closing date of the Company's initial public offering, for the periods indicated. Such information reflects inter dealer prices without retail mark-up, mark down or commissions and may not represent actual transactions.

                  Quarter Ended                        High                 Low
                  -------------                        ----                 ---
                  March 31, 1996                       7-1/4               5-1/4
                  June 30, 1996                        5-3/4               4-7/8
                  September 30, 1996                   5-1/4               4-1/4
                  December 31, 1996                    5-1/8               3-7/8
                  March 31, 1997                       4-5/8               4-1/8
                   (through March 20, 1997)

                  The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

                  As of March 20, 1997, there were approximately 1,500 record holders of Company Common Stock.

                                               SELLING STOCKHOLDERS

         The  shares of  Common  Stock of the  Company  offered  by the  Selling
Stockholders (the "Shares") will be offered at market prices, as reflected on NASDAQ. The shares include 56,250 shares currently outstanding as well as shares being offered by the holders upon conversion of the Series A Preferred and the Series B Preferred and shares being issued upon exercise of warrants and options. The aggregate number of shares offered for resale upon conversion of the Series B Preferred will be based on the conversion rate in effect at the time of conversion. It is anticipated that registered broker-dealers will be allowed the commissions which are usual and customary in open market transactions.

         The number of shares of Common Stock issuable upon conversion of each of the 3,750 shares of Series B Preferred, and the consequent number of shares of Common Stock available for resale under this Prospectus, is based upon a conversion ratio which is $1,000 divided by 70% of the closing bid price of the Common Stock on NASDAQ averaged over the five trading days immediately prior to the date of conversion. The number of shares in the table below is based upon the bid price on the date of this Prospectus, or $4.125, or approximately 346.3 shares of Common Stock per share of Series B Preferred. The Selling Stockholders do not own any Common Stock except as registered hereby and will own no shares after the completion of the offering. The relationship, if any, between the Company and any Selling Stockholder is set forth below.

                                                                                                  Percent of
                                      Number of             Number of                            Common Stock
                                      Series A              Series B         Number of              Before
       Name                       Preferred Shares      Preferred Shares   Common Shares           Offering

Arsden Financial SA                                                625          216,450             10.0%
Talb Bank E.C.                                                     250           86,580               4.2
Joseph Havas                                                       100           34,642               1.7
Colbo Kft                                                          200           69,264               3.4
Matthew P.T. Holstein                                               25            8,658                 *
Philip M. Holstein Jr.                                              50           17,316                 *
Barry Seidman                                                      750          259,740              11.7
Castle Creek Valley Ranch
  Defined Benefit Pension Plan                                      50           17,316                 *
Willorn Company Limited                                            500          173,160               8.1
Bruce R. Knox                                                      100           34,642               1.7
Frederick A. Lenz                                                   50           17,316                 *
Jon Lane                                                            50           17,316                 *
Lee & Rich's Oyster Bar #2 Inc.                                    100           34,642               1.7
John T. Mitchell                                                    50           17,316                 *
Nostradamus, S.A.                                                  500          173,160               8.1
Pegasus Investment Holdings Limited                                100           34,642               1.7
Albert Yanni                                                       100           34,642               1.7
Lampton, Inc.                                                      150           51,948               2.6
Earl L. Bennet                            20                                      2,605               1.4
David & Janelle K. Schmedt, JTROS         20                                      2,605                 *
Thomas A. Luse                            40                                      5,210                 *
David A. & Toni A. McGill, JTROS          40                                      5,210                 *
R. Dale Wiege                             60                                      7,815                 *
Evelyn Taghon, Trustee                    20                                      2,605                 *
Farmington Valley C/F D and
  L. Helmreich IRA                        88                                     11,462                 *
James Zwicker                             20                                      2,677                 *
Frances Zarndt                            20                                      2,835                 *
Marvin Zwicker                            20                                      2,754                 *

                                                        14




David Helmreich                          100                                     13,769                 *
James Schuyler                            50                                      6,787                 *
Robert Drehman                            20                                      2,921                 *
Steven Saunders                           30                                      4,381                 *
Robert A. Strausse                       100                                     14,604                 *
Farmington Valley C/F Dennis E. Kopp      40                                      5,842                 *
Ryan Blentlinger                          40                                      5,430                 *
Daniel R. and Julie K. Roling, JTROS      20                                      2,715                 *
William and Cynthia Mosier JTROS          20                                      2,715                 *
Mark R. and Sharon I. Schlueter, JTROS    20                                      2,715                 *
David A. Marrone                          20                                      2,754                 *
Marvin W. Solomonson                      20                                      2,754                 *
David and Janelle Schmedt, JTROS          20                                      2,754                 *
Randy J. and Debbie Edmund, JTROS         20                                      2,715                 *
Farmington Valley C/F
  Michael M. Blentlinger                  50                                      6,787                 *
Michael M. Blentlinger                    40                                      5,430
L.H. Granke                               40                                      5,430                 *
Ted Wurschmidt                            20                                      2,715                 *
Brian J. and Julie P. Berhorst, Trustee   20                                      2,715                 *
Nancy B. Marshall                         50                                      6,787                 *
Farmington Valley C/F
  Clayton W. Varner                       20                                      2,715                 *
Lewis, Blickham, Longlett & Timmerwilke
  401K PS FBO John Longlett               20                                      2,715                 *
Arley R. Whitsell                         30                                      4,072                 *
Rowlan L. Miller                          60                                      8,144                 *
Morgan Keller
  General contractor for
  company facilities                     630                                     85,516               4.2
World Capital Funding, Inc.(1)                                                  256,250              11.6
Corporate Relations Group, Inc.(2)
  Financial Public
  Relations Consultant                                                          500,000              20.4
John Pfeiffer(3)
  Consultant                                                                     25,000               1.3
Marvin W. Solomonson(4)
  Placement Agent                                                                28,785               1.5
Compass Capital, Inc.(5)
  Consultant                                                                     28,360               1.4
                                    --------                 ---------     ------------            ------
   TOTALS                              1,848                     3,750        2,388,755             55.0%
*less than 1%

(1) Includes 100,000 shares issuable upon exercise of options at $4.375 and 100,000 shares issuable upon exercise of options at $4.875 per share.
(2) Represents shares exercisable at each of the following prices and terms: 100,000 shares at $4.00 until March 27, 1998; 100,000 shares at $4.80 until March 27, 1999; 100,000 shares at $5.60 until March 27, 2000; 100,000 shares at $6.40 until March 27, 2001; and 100,000 shares at $7.20 until March 27, 2002.
(3) Represents 25,000 shares issuable upon exercise of warrants at $5.00 per share expiring December 31, 2001.
(4) Represents 28,785 shares issuable upon exercise of warrants at $3.21 per share until February 28, 2000.
(5) Represents 28,360 shares issuable upon exercise of warrants at $5.29 per share until November 19, 1999.

                                             DESCRIPTION OF SECURITIES
Common Stock

         The Company's Articles of Incorporation authorizes the issuance of 9,000,000 shares of Common Stock, $.00004 par value per share, of which 1,954,876 shares were outstanding as of March 31, 1997. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's Common Stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

         The transfer agent for the Common Stock is Registrar & Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Preferred Stock

         The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of preferred stock, $.01 par value, of which 1,848 shares of Series A Preferred and 3,750 shares of Series B Preferred are outstanding. The Series A and Series B Preferred Stock is convertible into shares of common stock (see "Selling Stockholders"). The holders of Series A Preferred are senior to the Common Stock with respect to dividend rights and are entitled to a liquidation preference of $500 per share. The annual dividend rate is $40.00 per share per annum, when, as and if declared by the Company's Board of Directors. If not declared, dividends will accumulate and be payable in the future. Full dividends must be paid or set aside on the Series A Preferred Stock before dividends may be paid or set aside on the Company's Common Stock. All dividend payments will be subordinated to the Company's debt obligations, and will be subject to the prior approval of Signet and the Company's other future lenders. Signet has stated that it will not permit dividends to be paid on the Series A Preferred Stock in 1997. The holders of Series B Preferred have a liquidation preference of $1,000 per share over the Common Stock and the Series A Preferred. Dividends on the Series B Preferred may be declared and paid if, when and to the extent determined from time to time by the Company's Board of Directors, provided that such dividends shall be declared with respect to the Series B Preferred Stock on par with dividends declared with respect to the Company's Common Stock. The Company does not expect to declare or pay such dividends in the foreseeable future. The Company may issue additional preferred stock in the future. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

         The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in the Company's Articles of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the Common Stock which would result in dilution of the income per share and net book value of the Common Stock. Issuance of additional Common Stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the Common Stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's Common Stock or any other series of preferred stock which the Company may issue. The Board of Directors may issue additional preferred stock in future financings.

         The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Maryland law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize stockholder value, they may have the effect of discouraging takeovers which could be in the best interest of certain stockholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

                                                   LEGAL MATTERS

         The legality of the Shares offered hereby will be passed upon for the Company by Hand & Hand, a law corporation, Dana Point, California.

                                                      EXPERTS

         The financial statements of the Company as of December 31, 1996 and 1995 and for the years ended December 31, 1996 and 1995, incorporated by reference in this Prospectus from the Annual Report on Form 10-KSB, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

         No dealer, salesman or other person is authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation to an offer to buy the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.



                                                 TABLE OF CONTENTS
                                                  Page

Additional Information......................       2
Prospectus Summary..........................       3
Risk Factors................................       6
Market Price of Common Stock................       8
Selling Stockholders........................      10
Description of Securities...................      10
Legal Matters...............................      11
Experts.....................................      11